FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 25, 2009

FAIRFAX FILES UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) has filed a preliminary short form base shelf prospectus with the Canadian securities regulatory authorities.

The filing is intended to restore the capacity which was available to Fairfax prior to its recent offering of Senior Notes which closed on August 18, 2009.  The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to US$1.0 billion of debt, equity or other securities.  Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

Upon a receipt being issued for the final short form base shelf prospectus, Fairfax’s existing base shelf prospectus will be withdrawn.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact:  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946